EXHIBIT 1

          FOR IMMEDIATE RELEASE

          Contact:
          Ellen B. Richstone            James R. Buckley
          Chief Financial Officer       Account Executive
          Augat Inc.                    Sharon Merrill Associates, Inc.
          508/543-4300                  617/262-1800

             AUGAT INC. ANNOUNCES RESTRUCTURING TO IMPROVE PROFITABILITY

               MANSFIELD, Mass., December 20, 1995 -- Augat Inc. (NYSE:AUG) today announced that it plans to restructure its Interconnect Products Division (IPD) and rationalize manufacturing in its Automotive Division in order to improve future profitability of those operations. The Company said results for the fourth quarter ended December 31, 1995 will include a restructuring charge and other charges totaling $23 million pretax ($15.6 million after taxes, or $0.78 per share). These charges are related to the consolidation of manufacturing operations in its Interconnect Products and Automotive Divisions as well as to the costs associated with exiting several low-margin, commodity interconnect product lines. The total cash impact of the restructuring, which will occur over the next 24 months, is expected to be less than $4 million.

               Commenting on the restructuring, William R. Fenoglio, Chief Executive Officer of Augat, said, "This decision will reinforce the strategy we outlined earlier this year to have IPD develop a more focused product line and to continue our efforts to eliminate costs and capacity in both Automotive and IPD, wherever possible to remain competitive. This decision represents a two and one-half year payback and will not have a significant impact on Augat's cash flow. More importantly these changes should enable our operations to achieve improved profitability over both the near and long term."
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               "With approximately half of the operations-related charges attributable to IPD, this division will operate with a more focused product line strategy, concentrating on areas that have strong market share positions," said Fenoglio. "Once this realignment has been completed, we believe IPD will be better positioned to achieve returns in line with our future expectations related to creating shareholder value."

               Approximately $9 million of the P&L charge attributable to the Interconnect Products Division relates to the withdrawal from certain low-margin, commodity product lines; the balance represents costs associated with transferring production of IC sockets from the Mashpee, Massachusetts facility to the Lugano, Switzerland and Sanford, Maine operations and closing the Mashpee plant.

               The restructuring in the Automotive Division involves a relocation, in phases, of all battery cable and wiring production from Montgomery, Alabama to other Augat wiring and component locations during 1996.

               Approximately 800 Augat employees will be affected by the restructuring. Some will be asked to relocate and the balance will be subject to layoffs; however, the majority of the planned layoffs are not expected to occur until 1996.

               "Given the disappointments in 1995 directly attributable to the lower domestic automotive volumes and the priority of moving ahead as quickly as possible to improve our overall operating results, we have elected to take these actions now," said Fenoglio. "While the key benefits of the moves will be structural and reflected in our long-term competitive position, we believe that the positive impact on our financial performance in 1996 due to partial-year benefits from these actions should be $0.15 per share or more."

               One of the largest manufacturers of connector products in the world, Augat Inc. is pursuing a strategy for growth in communications, automotive, computer and industrial markets through customer partnerships, new-product introductions, strategic acquisitions and ongoing productivity measures.

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